UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 22, 2016 (June 21, 2016)

Date of Report (Date of earliest event reported)

Caesars Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-10410	62-1411755
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On June 21, 2016, pursuant to its terms, the First Amended Restructuring Support and Forbearance Agreement, dated as of June 20, 2016, among Caesars Entertainment Corporation (“CEC”), Caesars Entertainment Operating Company, Inc., a majority owned subsidiary of CEC, on behalf of itself and the subsidiary loan parties party thereto (“CEOC”), and certain beneficial holders of the claims under the first lien bank debt incurred by CEOC pursuant to that certain Third Amended and Restated Credit Agreement, dated as of July 25, 2014, by and among CEC, CEOC, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent (the “Bank RSA”), became effective because it was signed by the Requisite Consenting Bank Creditors (as defined in the Bank RSA).

In addition, on June 21, 2016, the Restructuring Support and Forbearance Agreement, dated as of June 6, 2016, among CEC, CEOC and certain holders of claims (the “SGN Claims”) in respect of CEOC’s 10.75% senior unsecured notes due 2016 and 10.75% / 11.5% senior toggle notes due 2018 (the “SGN RSA”), was amended to limit the representations, warranties, covenants and other agreements made by any Consenting SGN Creditor (as defined in the SGN RSA) to the business units of the Consenting SGN Creditors party thereto. On June 21, 2016, the SGN RSA, as amended, became effective upon the waiver by the Caesars Parties (as defined in the SGN RSA) of the requirement that holders of at least 66.7% of the aggregate outstanding amount of the SGN Claims sign the SGN RSA because Consenting SGN Creditors holding in excess of 65% of the aggregate outstanding amount of the SGN Claims have signed the SGN RSA.

Important Additional Information

On December 21, 2014, CEC and Caesars Acquisition Company (“CAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CEC and CAC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint information statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint information statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint information statement/prospectus, as well as other filings containing information about CEC and CAC, at the SEC’s website (www.sec.gov), from CEC Investor Relations (investor.caesars.com) or from CAC Investor Relations (investor.caesarsacquisitioncompany.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ENTERTAINMENT CORPORATION

Date: June 22, 2016	By:	/s/ SCOTT E. WIEGAND
	Name:	Scott E. Wiegand
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary